UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 27, 2023

Commonwealth Thoroughbreds LLC

(Exact name of issuer as specified in its charter)

Delaware	84-2528036
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

101 West Loudon Ave, Suite 210, Lexington, Kentucky 40508

(Full mailing address of principal executive offices)

(323) 378 5554

(Issuer’s telephone number, including area code)

Series Country Grammer, Series We The People, Series Mage, Series Constitution Filly (renamed Series Appellate),

Series Kissed By Fire, Series Tapicat Filly; Series Tshiebwe

____________________

Title of each class of securities issued pursuant to Regulation A

Item 9 Other Events

Mage Retired From Racing

Kentucky Derby winner Mage has been retired from racing effective on November 27, 2023. The announcement was made on behalf of Mage’s four co-owners, OGMA Investments, Commonwealth Thoroughbreds LLC (the “Company”), Sterling Racing, and Ramiro Restrepo.

Mage, a three-year-old colt, had lifetime earnings of more than $2.5 million, and was the leading three-year-old earner in North America in 2023. Following Mage’s successful 2023 season, including a first-place victory in the Kentucky Derby and a strong second-place finish in the Grade 1 Haskell Stakes at Monmouth Park, the four co-owners jointly decided that it was the appropriate time to retire Mage and begin his stallion career due to a medical issue that would delay any return to racing for at least several months. Mage will stand the 2024 breeding season at Airdrie Stud for a fee of $25,000.

As a result of Mage’s retirement from racing and syndication, the Company has terminated the operations of Series Mage except to the extent necessary to wind up its business and has initiated a process to sell all ten of the Series’ fractional interests with the associated breeding rights.

The information set forth under Item 9 of this Current Report contains forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMONWEALTH THOROUGHBREDS LLC

Dated: December 21, 2023	By:	/s/ Brian Doxtator
	Name:	Brian Doxtator
	Title:	Chief Executive Officer

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